UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ashland Global Holdings Inc.

DELAWARE (State or other jurisdiction of incorporation or organization)	333-211719 (Commission File Number)	81-2587835 (IRS Employer Identification No.)

8145 Blazer Drive Wilmington, DE 19808 (Address of principal executive offices)

Yvonne Winkler von Mohrenfels

(302-995-3000)

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

ITEM 1.01 – Conflicts Minerals Disclosure and Report

This Form SD of Ashland Global Holdings Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2020.

Rule 13p-1 requires the Company to disclose annually whether any conflict minerals that are necessary to the functionality or production of products that we manufactured or contracted with others to manufacture during the reporting period originated in the Democratic Republic of the Congo or any adjoining country or were from recycled or scrap sources.  “Conflict minerals” are gold, cassiterite, columbite-tantalite, wolframite or their derivatives, which are limited to tin, tantalum and tungsten.

The Company used its enterprise resource planning system, internal inquiries and review by its Environmental, Health and Safety department to determine whether any of the products the Company manufactured or contracted with others to manufacture during the reporting period contained necessary Conflict minerals. After completion of the due diligence, the Company concluded that such products did not contain Conflict minerals during the reporting period.

The information contained in this Form SD is publicly available at http://investor.ashland.com/sec.cfm.  The content of any website referred to in this Form SD is not incorporated by reference in this Form SD and does not constitute a part of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ASHLAND GLOBAL HOLDINGS INC.
(Registrant)

May 28, 2021	/s/ Yvonne Winkler von Mohrenfels
Yvonne Winkler von Mohrenfels
Senior Vice President, General Counsel
and Secretary